COTTONWOOD COMMUNITIES, INC.

ARTICLES SUPPLEMENTARY
Cottonwood Communities, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:
FIRST:
Under a power contained in Article VII of the charter of the Corporation (the “Charter”) and in accordance with Section 2-208 of the Maryland General Corporation Law, the Board of Directors of the Corporation (the “Board of Directors”), by duly adopted resolutions, classified 5,000,000 shares of authorized but unissued Preferred Stock, $.01 par value per share, of the Corporation as shares of Series 2019 Preferred Stock and has provided for the issuance of such series, with the following preferences and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption (which, upon any restatement of the Charter, may be made a part of Article VII thereof, with any necessary or appropriate changes to the numeration or lettering of the sections or subsections hereof). Capitalized terms used but not defined herein shall have the meanings given to them in the Charter.
1.Designation and Number. A series of Preferred Stock, designated the Series 2019 Preferred Stock (the “Series 2019 Preferred Stock”), is hereby established. The number of authorized shares of Series 2019 Preferred Stock shall be 5,000,000.
2.    Definitions. For purposes of the Series 2019 Preferred Stock, the following terms shall have the respective meanings indicated below.
(a)    Business Day. The term “Business Day” shall mean each day, other than a Saturday or Sunday, which is not a day on which banks in the State of New York are required to close.
(b)    Dividend Payment Date. The term “Dividend Payment Date” shall have the meaning as provided in Section 4 herein.
(c)    Dividend Period. The term “Dividend Period” shall mean the respective period commencing on and including the first day of each month and ending on and including the day preceding the first day of the next succeeding Dividend Period (other than the initial Dividend Period and the Dividend Period during which any shares of Series 2019 Preferred Stock shall be redeemed or otherwise acquired by the Corporation).
(d)    Dividend Record Date. The term “Dividend Record Date” shall have the meaning as provided in Section 4 herein.
(e)    Early Redemption Period. The term “Early Redemption Period” shall mean any time on or after January 1, 2022.

(f)    Junior Stock. The term “Junior Stock” shall have the meaning as provided in Section 3 herein.
(g)    Parity Stock. The term “Parity Stock” shall have the meaning as provided in Section 3 herein.
(h)    Purchase Price. The term “Purchase Price” shall have the meaning as provided in Section 5 herein.
(i)    Redemption Deadline. The term “Redemption Deadline” shall have the meaning as provided in Section 6 herein.
(j)    Special Redemption Event. The term “Special Redemption Event” shall mean the date upon which the shares of Common Stock are listed for trading on a national securities exchange with at least three market makers or a New York Stock Exchange specialist.
(k)    Senior Stock. The term “Senior Stock” shall have the meaning as provided in Section 3 herein.
(l)    Series 2019 Preferred Stock. The term “Series 2019 Preferred Stock” shall have the meaning as provided in Section 1 herein.
3.    Rank. The Series 2019 Preferred Stock shall, with respect to priority of payment of dividends and other distributions and rights upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation, rank: (a) senior to all classes or series of Common Stock and to any other class or series of stock of the Corporation issued in the future, unless the terms of such stock expressly provide that it ranks senior to, or on parity with, the Series 2019 Preferred Stock with respect to priority of payment of dividends and other distributions or rights upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation (together with the Common Stock, the “Junior Stock”); (b) on a parity with any class or series of stock of the Corporation, the terms of which expressly provide that it ranks on a parity with the Series 2019 Preferred Stock with respect to priority of payment of dividends and other distributions and rights upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation (the “Parity Stock”); and (c) junior to any class or series of stock of the Corporation which rank senior to the Series 2019 Preferred Stock with respect to priority of payment of dividends and other distributions or rights upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation (the “Senior Stock”).
4.    Dividends.
(a)    Subject to the preferential rights of the holders of any class or series of stock of the Corporation ranking senior to the Series 2019 Preferred Stock with respect to priority of dividend payments, holders of shares of the Series 2019 Preferred Stock shall be entitled to receive, when and as authorized by the Board of Directors and declared by the Corporation, out of funds legally available for the payment of dividends, cash dividends at the rate of 5.5% per annum of $10.00 per share (equivalent to a fixed annual rate of $0.55 per share); provided, however, that, commencing January 1, 2024, such rate shall increase to 6.0% per annum of $10.00 per share (equivalent to a fixed annual rate of $0.60 per share). The dividends on each share of Series 2019 Preferred Stock shall be cumulative from the first date on which such share of Series 2019 Preferred Stock is issued or the end of the most recent Dividend Period for which dividends on the Series 2019 Preferred Stock (including such share) have been aggregated and paid and shall be payable monthly in arrears on or before the first day of each month or, if not a Business Day, the next succeeding Business Day (each, a “Dividend Payment Date”). Dividends shall be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date or dates, which shall be each day of the month immediately preceding the month in which the applicable Dividend Payment Date falls or such other date or dates designated by the Board of Directors for the determination of the holders of Series 2019 Preferred Stock entitled to receive dividends (each, a “Dividend Record Date”).
(b)    No dividends on shares of Series 2019 Preferred Stock shall be authorized by the Board of Directors or declared by the Corporation or paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibits such authorization, declaration, payment or setting apart for payment or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization, declaration, payment or setting apart for payment shall be restricted or prohibited by law.
(c)    Notwithstanding the foregoing Section 4(b), dividends on the Series 2019 Preferred Stock shall accrue whether or not the Corporation has earnings, whether there are funds legally available for the payment of such dividends and whether or not such dividends are authorized by the Board of Directors or declared by the Corporation. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series 2019 Preferred Stock which may be in arrears. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series 2019 Preferred Stock and the shares of any class or series of Parity Stock, all dividends declared upon the Series 2019 Preferred Stock and any class or series of Parity Stock shall be declared pro rata so that the amount of dividends declared per share of Series 2019 Preferred Stock and such class or series of Parity Stock shall in all cases bear to each other the same ratio that accumulated dividends per share on the Series 2019 Preferred Stock and such class or series of Parity Stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Parity Stock does not have a cumulative dividend) bear to each other.
(d)    Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series 2019 Preferred Stock have been or contemporaneously are declared and paid in cash or declared and a sum sufficient for the payment thereof is set apart for payment (for purposes of these Articles Supplementary, “set apart for payment” shall mean the Corporation has determined it has sufficient cash available to pay such declared dividends) for all past Dividend Periods that have ended, no dividends (other than a dividend in shares of Junior Stock or in options, warrants or rights to subscribe for or purchase any such shares of Junior Stock) shall be declared and paid or declared and set apart for payment nor shall any other distribution be declared and made upon the Junior Stock or the Parity Stock, nor shall any shares of Junior Stock or Parity Stock be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation (except (i) by conversion into or exchange for Junior Stock, (ii) the purchase of shares of Junior Stock or Parity Stock pursuant to the Charter to the extent necessary to preserve the Corporation’s qualification as a REIT for federal income tax purposes or (iii) the purchase or other acquisition of shares of Parity Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series 2019 Preferred Stock). Holders of shares of the Series 2019 Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series 2019 Preferred Stock as provided above. Any dividend payment made on shares of the Series 2019 Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable. Accrued but unpaid dividends on the Series 2019 Preferred Stock shall accrue as of the Dividend Payment Date on which they first become payable.
5.    Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series 2019 Preferred Stock are entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders, after payment of or provision for the Corporation’s debts and other liabilities and subject to the preferential rights of the holders of any class or series of stock of the Corporation ranking senior to the Series 2019 Preferred Stock with respect to rights upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation, a liquidation preference of $10.00 per share (the “Purchase Price”), plus an amount equal to any accrued and unpaid dividends (whether or not authorized or declared) thereon to and including the date of payment, but without interest, before any distribution of assets is made to holders of Junior Stock. If the assets of the Corporation legally available for distribution to stockholders are insufficient to pay in full the liquidation preference on the Series 2019 Preferred Stock and the liquidation preference on the shares of any class or series of Parity Stock, all assets distributed to the holders of the Series 2019 Preferred Stock and any class or series of Parity Stock shall be distributed pro rata so that the amount of assets distributed per share of Series 2019 Preferred Stock and such class or series of Parity Stock shall in all cases bear to each other the same ratio that the liquidation preference per share on the Series 2019 Preferred Stock and such class or series of Parity Stock bear to each other. After payment of the full amount of the liquidation distributions to which they are entitled, the holders of Series 2019 Preferred Stock shall have no right or claim to any of the remaining assets of the Corporation. The consolidation or merger of the Corporation with or into another entity, a merger of another entity with or into the Corporation, a statutory share exchange by the Corporation or a sale, lease, transfer or conveyance of all or substantially all of the Corporation’s property or business shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation. In determining whether a distribution (other than upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation) by dividend, redemption or other acquisition of shares of stock of the Corporation or otherwise is permitted under the Maryland General Corporation Law, no effect shall be given to amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of the Series 2019 Preferred Stock.
6.    Mandatory Redemption. Unless the shares of Series 2019 Preferred Stock have been redeemed for cash pursuant to Section 7 or 8 below, the Corporation shall, on December 31, 2023 (the “Redemption Deadline”), to the extent there are funds legally available therefor and subject to the preferential rights of the holders of any class or series of stock of the Corporation ranking senior to the Series 2019 Preferred Stock with respect to priority of distributions, redeem all shares of Series 2019 Preferred Stock for cash at a redemption price per share equal to the Purchase Price plus an amount equal to all accrued and unpaid dividends thereon to, and including, the redemption date. Notwithstanding the foregoing, the Corporation may, in the sole discretion of the Board of Directors, extend the Redemption Deadline for up to two successive periods of one year each, and any such extension of the Redemption Date shall be set forth in a Certificate of Notice filed with, and accepted for record by, the SDAT.
7.    Optional Redemption.
(a)    The Corporation may, at its option during the Early Redemption Period, redeem shares of Series 2019 Preferred Stock, in whole or from time to time in part, for cash at a redemption price per share equal to the Purchase Price plus an amount equal to all accrued and unpaid dividends thereon to, and including, the redemption date. Notwithstanding the foregoing, in the event of a redemption of shares of Series 2019 Preferred Stock after a Dividend Record Date and on or prior to the related Dividend Payment Date, the dividend payable on such Dividend Payment Date in respect of such shares called for redemption shall be payable on such Dividend Payment Date to the holders of record at the close of business on such Dividend Record Date and shall not be payable as part of the redemption price for such shares.
(b)    The redemption date shall be selected by the Corporation and shall be not less than 15 nor more than 60 days after the date on which the Corporation sends notice of the redemption. Such notice shall be sent by first class mail, postage pre-paid, to each record holder of the Series 2019 Preferred Stock at the respective mailing addresses of such holders as the same shall appear on the stock transfer records of the Corporation and shall state: (i) the redemption date; (ii) the redemption price payable on the redemption date, including, without limitation, a statement as to whether or not accrued and unpaid dividends shall be payable as part of the redemption price or payable on the next Dividend Payment Date to the record holder at the close of business on the relevant Dividend Record Date as described above; and (iii) that dividends on the shares to be redeemed shall cease to accrue on such redemption date. If less than all of the shares of Series 2019 Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series 2019 Preferred Stock held by such holder to be redeemed. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series 2019 Preferred Stock except as to the holder to whom notice was defective or not given.
(c)    If fewer than all of the outstanding shares of Series 2019 Preferred Stock are to be redeemed, the Corporation shall redeem those shares pro rata unless the Board of Directors elects to provide the holders of such shares a “first come, first serve” redemption option.
(d)    If notice of redemption of any shares of Series 2019 Preferred Stock has been given and if the funds necessary for such redemption have been set apart by the Corporation for the benefit of the holders of any shares of Series 2019 Preferred Stock so called for redemption, then, from and after the redemption date, dividends shall cease to accrue on such shares of Series 2019 Preferred Stock, such shares of Series 2019 Preferred Stock shall be redeemed in accordance with the notice and shall no longer be deemed outstanding and all rights of the holders of such shares of Series 2019 Preferred Stock shall terminate, except the right to receive the redemption price payable upon such redemption without interest thereon. No further action on the part of the holders of such shares shall be required.
(e)    Unless full cumulative dividends on the Series 2019 Preferred Stock for all past Dividend Periods that have ended shall have been or contemporaneously are declared and paid in cash or declared and a sum sufficient for the payment thereof is set apart for payment, no shares of Series 2019 Preferred Stock shall be redeemed unless all outstanding shares of Series 2019 Preferred Stock are simultaneously redeemed, and the Corporation shall not purchase or otherwise acquire directly or indirectly any shares of Series 2019 Preferred Stock (except (i) by conversion into or exchange for Junior Stock, (ii) the purchase of shares of Series 2019 Preferred Stock pursuant to the Charter to the extent necessary to preserve the Corporation’s qualification as a REIT for federal income tax purposes or (iii) the purchase or other acquisition of shares of Series 2019 Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series 2019 Preferred Stock).
8.    Redemption Upon Special Redemption Event.
(a)    In connection with a Special Redemption Event, the Corporation may, at its option, elect to redeem the Series 2019 Preferred Stock for cash at a redemption price per share equal to the Purchase Price plus an amount equal to all accrued and unpaid dividends thereon to, and including, the redemption date.
(b)    If the funds necessary for the redemption of Series 2019 Preferred Stock pursuant to this Section 8 have been set apart by the Corporation for the benefit of the holders of any shares of Series 2019 Preferred Stock to be redeemed, then, from and after the redemption date, dividends shall cease to accrue on such shares of Series 2019 Preferred Stock, such shares of Series 2019 Preferred Stock shall be redeemed in accordance with the notice and shall no longer be deemed outstanding and all rights of the holders of such shares of Series 2019 Preferred Stock shall terminate, except the right to receive the redemption price payable upon such redemption without interest thereon. No further action on the part of the holders of such shares shall be required. Notwithstanding anything to the contrary set forth above, in the event of a redemption of shares of Series 2019 Preferred Stock pursuant to this Section 8 after a Dividend Record Date and on or prior to the related Dividend Payment Date, the dividend payable on such Dividend Payment Date in respect of such shares to be redeemed shall be payable on such Dividend Payment Date to the holders of record at the close of business on such Dividend Record Date and shall not be payable as part of the redemption price for such shares.
9.    Voting Rights. Holders of the Series 2019 Preferred Stock shall not have any voting rights.
10.    Status of Redeemed Series 2019 Preferred Stock. All shares of Series 2019 Preferred Stock redeemed or otherwise acquired in any manner by the Corporation shall be retired and shall be restored to the status of authorized but unissued Preferred Stock, without designation as to class or series.
11.    Assignability. The Corporation shall have the right, at any time, to assign the obligations of the Series 2019 Preferred Stock to a separate corporation provided that such corporation becomes the successor in interest to the Corporation.
SECOND: The shares of Series 2019 Preferred Stock have been classified and designated by the Board of Directors under the authority contained in the Charter.
THIRD: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.
FOURTH: The undersigned acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

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IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Executive Officer and attested by its Secretary on this 1st day of November, 2019.

ATTEST: /s/ Gregg Christensen Name: Gregg Christensen Title: Secretary	COTTONWOOD COMMUNITIES, INC. /s/ Enzio Cassinis Name: Enzio Cassinis Title: Chief Executive Officer